Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

Message from Rich Kinder

It has been a remarkable year at Kinder Morgan and I want to thank all of you for your outstanding efforts. As you know, we believe that to have a successful company you must have vision and strive for both financial and operational excellence. I think we scored pretty high in all three areas in 2011.

Vision

•

We invested over $2.5 billion in expansions, joint ventures and acquisitions to further grow the company. We are focusing on various trends in the energy industry including the ongoing emergence of the natural gas shale plays and increasing demand for export coal, renewable fuels and storage capacity for crude oil and other fuels.

•

We are bullish on the future of natural gas. It is abundant, domestic, affordable and clean, and the shale plays are revolutionizing gas and oil production in the United States. The announced acquisition of El Paso, which is expected to close in the second quarter of 2012, is a strategic move that will create the finest network of natural gas pipelines ever assembled in North America and give us access to additional supply basins and markets.

Financial Excellence

•

We expect to slightly exceed our annual financial targets at both KMI ($820 million in cash available to pay dividends and $1.16 in dividends per share) and KMP ($4.60 per unit in distributions), but we will likely fall a bit short of our projected $37 million in excess coverage above the distribution target at KMP.

Operational Excellence

•

We have had a very good year operationally. Our most significant incident occurred in July following a third-party strike of our products pipeline in Tampa resulting in a jet fuel release. Protecting our rights-of-way is a never ending proposition, and we continue to devote significant resources and training to achieve that goal. Remember, nothing is more important than operating our assets safely.

Year in Review

All of the projects noted below are supported by customer commitments and are expected to be immediately accretive to cash distributable to KMP unitholders upon completion.

•	Our Natural Gas Pipelines group has made substantial investments in both the Eagle Ford and Haynesville shale plays through our purchase of Petrohawk assets and our joint venture with Copano, and we continue to grow our gathering and treating operations in both areas. We also recently purchased a leading manufacturer, designer and fabricator of natural gas treating plants that remove CO2 and H2S.

•

The shales are also benefiting our Products Pipelines business segment. For example, we have begun construction of a new crude/condensate pipeline that will transport product from the Eagle Ford to the Houston Ship Channel. Additionally, we recently announced plans to build, own and operate a petroleum condensate processing facility on the Houston Ship Channel. The facility will split condensate into various components.

•

We are partnering with Valero to build the Parkway Pipeline, which will transport gasoline, jet fuel and diesel from refineries in Louisiana to an existing petroleum transportation hub in Mississippi. From there the products will be shipped by Plantation and other pipelines to major markets in the southeastern United States.

•

Our CO2 business is seeing growth from increased CO2 demand for use in enhanced oil recovery projects in the Permian Basin. We have expanded production in southwest Colorado and transport CO2 from there via our pipelines into West Texas, where it is either injected into our own oil fields or sold to third parties. We also recently entered into a purchase and sale agreement to acquire a CO2 source field for development in Arizona and New Mexico.

•

Increasing demand for coal around the world in places like China and India is leading to more coal export opportunities in our Terminals business. We have entered into contracts with various coal producers and are expanding certain terminals along the Gulf Coast, Mississippi River and East Coast to meet our customers’ needs.

•

We continue to make substantial investments in both our terminals and products businesses to support our customers and the increasing use of renewable fuels. Our most recent initiative involves a public-private partnership with the Tampa Port Authority and CSX Corporation that will bring ethanol into the Tampa, Fla., market via the nation’s first ethanol unit-train to pipeline distribution system.

•

We recently announced plans to construct, own and operate a new oil terminal on the Houston Ship Channel. The initial phase of the project includes construction of 52 storage tanks that will have a capacity of 6.6 million barrels for handling residual fuel and other black oils, which are used in ship engines and for other industrial purposes.

•

In Canada, we will construct new tanks with a storage capacity of 2.4 million barrels for crude oil and condensate at our Edmonton Terminal in Alberta. The capacity will provide Alberta producers, marketers and refiners additional crude oil and condensate storage options as oilsands production increases. We also are conducting an open season to assess shipper interest in expanding the Trans Mountain pipeline system.

•	In February, KMI raised approximately $3.3 billion in the largest U.S. energy initial public offering since 1998.
•

In May, we paid an approximately $100 million special bonus to eligible employees. The Employee Growth Share plan was designed to thank you for your extraordinary efforts since the management led buyout of KMI was announced in late 2006, and to enable you to share in the wealth of the company that was created by taking KMI public again this year.

With the New Year just around the corner, let me leave you with this thought. This is as exciting a time as I can remember to be working in the energy industry, and there are incredible opportunities for us to continue to grow. It’s not only exciting for our company, but it is of significant importance for the future of America. We are creating jobs and building energy infrastructure that is essential to keeping our country’s economy moving forward. As we continue to work together to build an even greater company, I suggest that we all keep this saying in mind—there is no limit to what can be accomplished if you don’t care who gets the credit.

Happy holidays and thanks again for all that you do for Kinder Morgan. I still believe the best is yet to come!

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
E-mail:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.